SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES FOUR NEW ROUTES AND INCREASED CAPACITY FROM STOCKHOLM

Increased capacity to Berlin, Eindhoven, Milan and Riga
New routes to Krakow, Lodz, Prague and Wroclaw

Ryanair, Europe's largest low fares airline, today (Tuesday, 15th July) announced four new routes from its Stockholm base to Krakow, Lodz, Prague and Wroclaw.  Ryanair also announced an increase in traffic to Berlin, Eindhoven Milan and Riga. These new routes will start in October.

Announcing these four new routes, Dara Brady, Ryanair's Head of Advertising said:

"Ryanair's low fares in Sweden have been a tremendous success because Swedish passengers can't stand SAS's high fares and fuel surcharges. With these new routes Ryanair will carry 2.5 million passengers annually to and from Stockholm Skavsta for a small fraction of SAS's high fares, generating a visitor spend of 5 billion SEK  in the region.

"Only Ryanair guarantees the lowest fares* from Sweden. If any passenger finds a lower fare with another airline on the same route, Ryanair will refund double the difference. To celebrate these new routes, we are giving 400 Sek discount on all our return fares on all our flights. We urge all passengers to log onto
www.ryanair.com
 immediately, as seats this cheap will sell out fast."

Route	Begins	Frequency
Krakow	Dec	3 per week
Lodz	Oct	2 per week
Prague	Oct	4 per week
Wroclaw	Oct	3 per week
Berlin	Oct	14 per week
Eindhoven	Oct	6 per week
Milan	Oct	9 per week
Riga	Oct	14 per week

*Terms and conditions apply

Ends                                                                                                     Tuesday, 15
th
 July 2008

For further information:

Stephen McNamara - Ryanair                                                                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271                                                                            Tel: 00 353 1 498 0300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  15 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director